March 5, 2018

Via EDGAR

Ms. Cecilia Blye

Chief, Office of Global Security Risk

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Tata Motors Limited

Annual Report on Form 20-F for the Fiscal Year Ended March 31, 2017

Filed July 28, 2017

File No. 1-32294

Dear Ms. Blye:

Tata Motors Limited (the “Company”) has received a comment letter from the staff (the “Staff”) of the United States Securities and Exchange Commission, dated February 16, 2018 relating to the annual report on Form 20-F of the Company for the fiscal year ended March 31, 2017 (the “2017 Form 20-F”).

The Company notes that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to the comments. The Company is in the process of preparing a response to the comments, and is requesting an additional five business days to respond. Accordingly, the Company will provide its response to the Staff’s comments by March 12, 2018.

Very truly yours,

/s/ P.B. Balaji
P.B. Balaji
Group Chief Financial Officer

cc:	Ms. Anne Nguyen Parker, Assistant Director

Mr. Pradip Bhaumik, Special Counsel

(Securities and Exchange Commission)

Mr. Hoshang K. Sethna, Company Secretary

(Tata Motors Limited)